

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 12, 2010

<u>Via U.S. Mail</u>

Joel Schonfeld
President
Wilder Filing, Inc.
82 Dune Road
Island Park, NY 11558

> **Re:** **Wilder Filing, Inc.**
> **Form 10**
> **Filed January 15, 2010**
> **File No. 000-53876**

Dear Mr. Schonfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please provide us with a fax number, if available, to facilitate our review.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements

of the Exchange Act. Because this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

2. We note that the phone number listed on the cover page of your registration statement does not appear to connect to your business. Please revise or advise.

Business, page 3

3. We note your disclosure in Note 5 on page F-9 that 2 or 3 customers accounted for a majority of your revenues for all periods presented. Please revise to discuss this fact and consider whether a risk factor is appropriate. See Item 101(h)(4)(vi).

4. Clarify here whether you have engaged in any printing activities.

5. We note that you have three part-time employees. Please disclose whether these employees are your principal executives and expand your disclosure to include the number of hours that each employee dedicates to the company on a regular basis.

Business Strategy, page 3

6. We note that you intend to begin advertising to increase your client base. Please expand your disclosure to discuss the manner in which you intend to begin advertising and how much you plan to expend.

Products and Services, page 3

7. We note your first two sentences imply that EDGAR was created in 2000. Please revise as EDGAR was created and implemented at a much earlier date.

8. Please expand your discussion to disclose the specific software and professional training to which you refer.

Risk Factors, page 4

9. We note that none of your executives appear to have experience managing a public company. Please include a risk factor discussing this fact and how this lack of experience may affect your ability to meet your financial and other goals.

10. Please consider adding a risk factor discussing the need for companies to begin complying with the interactive data requirements set forth in Release No.33-9002.

We may need to raise capital, page 5

    11. Please quantify your near term capital requirements.

If we cannot afford the costs of being a reporting company, page 5

    12. Please revise to include your estimated costs of being a reporting company.

Management's Discussion and Analysis of Financial Condition, page 6

    13. Revise significantly to specify the reasons behind the changes in results from period to period. For example, explain in your disclosure why your revenue for the year ended December 31, 2007 was 25.8% higher than revenue for the same period in 2008.

Liquidity and Capital Resources, page 8

    14. Revise significantly to provide a description of your capital position over the periods presented as well as for the near term future. This discussion should set forth a clear picture of your sources and uses, as well as expected sources and uses, of capital. Your present discussion appears to bear no relationship to your liquidity and capital resources.

Directors and Executive Officers, page 9

    15. Please disclose whether your officers and directors are also your founders. We note in this regard that the name of your company is similar to Ms. Cornish-Wilder's name.

Executive Compensation, page 10

    16. Revise here and on page F-9, note 3 for clarity and consistency. Specifically, if you only had 100 authorized shares until January 30, 2008, how did you issue 9,500,000 shares in 2005? Please also see page F-9 where it states that you had only 200 authorized shares until December 17, 2007.

    17. Please provide additional details that support your claim to exemptions under, variously, Rule 505, Rule 506 and Section 4(2). In particular, provide the nature and sophistication of the purchasers, the method of solicitation and the type of information provided. Please also be advised that for each discrete offering, only a single exemption may be asserted.

Available Information, page 26

    18. Please update your filing to reflect the current address of the U.S. Securities and Exchange Commission as 100 F Street NE, Washington, DC 20549.

Report of Independent Registered Auditor, page F-2

19. The accountant's report included in your filing appears not to be dated. In accordance with Rule 2.02(a) of Regulation S-X, please provide an accountant's report that is dated.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal